Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
November 17, 2005
VIA FACSIMILE (202) 772-9220
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mellissa Duru
Re: Registration Statement on Form S-4 (No. 333-126068) of Ensource Energy Income Fund LP
Ladies and Gentlemen:
On November 14, 2005, Ensource Energy Income Fund LP (the “Partnership”) delivered a request (the “Request”) to the staff of the Securities and Exchange Commission for accelerated effectiveness for the Partnership’s Registration Statement on Form S-4. For the sake of clarity, I am writing on behalf of the Partnership to withdraw the Request for the purpose of making a pre-effective amendment to the Registration Statement.
Please do not hesitate to call me at 713-220-4357 if you have any questions.
This request has also been transmitted via EDGAR.

Very truly yours,
/s/ Tim Langenkamp